VIA EDGAR

July 25, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Eastern Gas Transmission and Storage, Inc.
Registration Statement on Form S-4 (File No. 333-266049)

Ladies and Gentlemen:

This letter is sent on behalf of Eastern Gas Transmission and Storage, Inc. (the “Company”) in connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 461 promulgated under the Securities Act, the Company hereby respectfully requests that the effective time of the Registration Statement be accelerated to 12:00 p.m., Eastern Time, on July 28, 2022 or as soon as practicable thereafter.

[Signature Page Follows]

Very truly yours,

/s/ Anne E. Bomar
Anne E. Bomar
Senior Vice President and General Counsel

cc:	J. Alan Bannister, Gibson, Dunn & Crutcher LLP
Peter J. Hanlon, Gibson, Dunn & Crutcher LLP